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                                 United States
                       Securities and Exchange Commission
                            Washington, D.C. 20549

                                    Form 6-K
               Report of Foreign Private Issuer Pursuant to Rule
            13a-16 or 15d-16 of the Securities Exchange Act of 1934

                          For the month of April 2000

                        Commission File Number 000-27811

                   CHARTERED SEMICONDUCTOR MANUFACTURING LTD
             (Exact name of registrant as specified in its charter)

                                 Not Applicable
                (Translation of registrant's name into English)

                             Republic of Singapore
                (Jurisdiction of incorporation or organization)

                         60 Woodlands Industrial Park D
                           Street 2, Singapore 738406
                                 (65) 352-2838
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F  X          Form 40-F
                               ---                   ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes           No   X
                                 ---           ---


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). Not applicable.

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                               TABLE OF CONTENTS:


      1.    Other Events

     On April 6, 2000, the Company announced its unaudited preliminary results for the quarter ended March 31, 2000, subject to final review and confirmation. A copy of the Company's press release dated April 6, 2000, is attached hereto as
Exhibit 99.1 and is incorporated herein by reference. Also, on April 6, 2000, the Company announced that it has filed a registration statement on Form F-1 with the U.S. Securities and Exchange Commission for a global offering of 213,000,000 ordinary shares, directly or in the form of American Depositary Shares (ADSs), of which 78,000,000 are being offered by the Company and 135,000,000 are being offered by certain selling shareholders. The Company and one of the selling shareholders have also granted the U.S. and international underwriters a 30-day option to purchase up to an aggregate of 31,950,000 ordinary shares, directly or in the form of ADSs, to cover overallotments, if any. A copy of the Company's press release dated April 6, 2000, is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

      2.    Exhibits

      99.1  Press release of the Company dated April 6, 2000.

      99.2  Press release of the Company dated April 6, 2000.
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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly organized.


Date: April 7, 2000                CHARTERED SEMICONDUCTOR
                                   MANUFACTURING LTD


                                   By:    /s/ CHIA SONG HWEE
                                          -------------------------
                                   Name:  Chia Song Hwee
                                   Title: Senior Vice President and
                                          Chief Financial Officer


                                      S-1
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                                 EXHIBIT INDEX


     99.1 Press release of the Company dated April 6, 2000.

     99.2 Press release of the Company dated April 6, 2000.